UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-136463
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Airgas, Inc. Deferred Compensation Plan II
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Airgas, Inc.
259 North Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
ANNUAL REPORT ON FORM 11-K
December 31, 2008
INDEX

PAGE
Report of Independent Registered Public Accounting Firm	3

AUDITED FINANCIAL STATEMENTS

Statements of Financial Position as of December 31, 2008 and 2007	4

Statements of Changes in Plan Equity for the years ended December 31, 2008 and 2007 and for the period July 1, 2006 (Inception) through December 31, 2006	5

Notes to Financial Statements	6

SIGNATURES	9

EXHIBIT INDEX	10

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:
We have audited the accompanying statements of financial position of the Airgas, Inc. Deferred Compensation Plan II (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in plan equity for the years ended December 31, 2008 and 2007 and for the period July 1, 2006 (Inception) through December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2008 and 2007, and the changes in plan equity for the years ended December 31, 2008 and 2007 and for the period July 1, 2006 (Inception) through December 31, 2006 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 31, 2009

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2008 and 2007

	2008	2007
ASSETS

Receivable from Airgas, Inc.	$2,845,118	$1,607,079

PLAN EQUITY

Plan Equity	$2,845,118	$1,607,079

The accompanying notes are an integral part of these financial statements.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
STATEMENTS OF CHANGES IN PLAN EQUITY

			The period July 1, 2006
	Year ended	Year ended	(Inception) through
	December 31, 2008	December 31, 2007	December 31, 2006
Additions to plan equity attributed to:
Investment income (loss) from notional investments:
Net appreciation (depreciation) in fair value of investments	$(744,848)	$13,804	$9,784
Dividends and realized gains (losses)	(53,821)	29,232	3,406

Net investment income (loss)	(798,669)	43,036	13,190

Participant contributions to notional investments	2,073,618	1,218,120	332,733
Participant distributions from notional investments	(36,910)	—	—

Net increase in plan equity	1,238,039	1,261,156	345,923

Plan equity at beginning of period	1,607,079	345,923	—

Plan equity at end of period	$2,845,118	$1,607,079	$345,923

The accompanying notes are an integral part of these financial statements.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
NOTES TO FINANCIAL STATEMENTS
(1) Description of the Plan
The following description of the Airgas, Inc. Deferred Compensation Plan II (the “Plan”) provides general information only. Participants should refer to the Plan prospectus for more complete information.
General
On May 23, 2006, the Board of Directors of Airgas, Inc. approved the Airgas, Inc. Deferred Compensation Plan II, effective July 1, 2006. The purpose of the Plan is to permit non-employee directors and a select group of highly compensated employees of Airgas, Inc. and its subsidiaries (the “Company”) to defer the receipt of compensation that would otherwise become payable to them. It is intended that the Plan, by providing this deferral opportunity, will assist the Company in retaining and attracting individuals of exceptional ability by providing them with this benefit.
The Governance and Compensation Committee (the “Committee”) of the Company’s Board of Directors serves as the Plan Administrator. At its sole discretion, the Committee may, at any time, partially or completely terminate the Plan.
Participation and Deferrals
Plan participation is limited to non-employee directors and those key employees who are designated by the Committee as eligible to participate in the Plan. The Plan permits the deferral of up to 75% of the participant’s salary, and up to 100% of the participant’s bonus or director’s fee. Participant deferrals are credited to a book account and are deemed invested in notional valuation funds selected by the participant from a family of funds under the Plan, one of which tracks the Company’s common stock. Investment gains and losses are credited or charged to a participant’s account based on earnings or losses in the selected valuation funds. Participant deferrals and net investment gains or losses that are credited or charged to a participant’s account are fully vested. However, participant deferrals are not protected from investment risk.
Distributions
Amounts credited to a participant’s account will be payable upon the earlier of a Specified Date (as defined below), or the participant’s separation from service (either as an employee or as a non-employee director). Separation from service means a participant’s termination of employment or service as a non-employee director with the Company, including the death of a participant. A participant may elect, at the beginning of each calendar year, to designate a distribution date (a “Specified Date”) with respect to his or her deferrals for such plan year. The Specified Date must be no earlier than during the third year following the year in which the deferrals designated for distribution were credited to the participant’s account. A participant may choose benefit payments in either a lump sum or annual, monthly or quarterly installments for between two and 15 years. A participant may change the timing of his or her distributions. However, the change must be made 12 months prior to the date the distribution was to begin and the added period of deferral must be at least five years later than the date the deferral was to be distributed. Distributions to participants are payable in cash.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
NOTES TO FINANCIAL STATEMENTS (continued)
A participant who suffers a severe financial hardship due to an unforeseeable emergency may request a hardship withdrawal from the Plan. The Committee has complete discretion to determine whether to permit any such hardship withdrawal. The amount of any hardship withdrawal may not exceed the amount that the Committee determines to be necessary to alleviate the hardship (plus an amount necessary to pay any taxes applicable to the distribution).
Trust
The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely an obligation of the Company. However, the Company may establish one or more trusts to assist in the payment of benefits. The Company has established a trust (the “Trust”) for the Plan, in which the Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee. Although the Company maintains the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the value of all participants’ accounts. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of the Company. Assets held by the Trust are available to the Company’s general creditors in the event of insolvency of the Company.
As of December 31, 2008, the Trust assets were primarily invested in various mutual funds of Vanguard and shares of common stock of Airgas, Inc. All investments of the Trust are carried at market value. The weighted average cost of specific investments sold by the Trust is used to compute realized gains and losses.
(2) Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and changes in Plan equity. Actual results could differ from those estimates.
Receivable from the Company
The Plan is unfunded with benefits paid solely out of the general assets of the Company. The Plan records a receivable from the Company equal to the sum of all participants’ account balances.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II
NOTES TO FINANCIAL STATEMENTS (continued)
Administrative Expenses of the Plan
All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company.
Risk and Uncertainties
The amount of the Plan’s receivable from Airgas, Inc. is based on the performance of the notional investment securities, which consist of the Vanguard mutual funds and Airgas, Inc. common stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
During the fiscal year ended December 31, 2008, the assets in the Trust were affected by sustained volatility in global financial markets, resulting from the continuing credit crisis in the United States which spread throughout the global financial markets and evolved into a global financial crisis. Global markets have experienced unprecedented volatility. The value of equities globally declined significantly during the fiscal year ended December 31, 2008 and continuing into 2009.
(3) Federal Income Tax
The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan, notional investment gains or losses are credited or charged to a participant’s account, or dividends are credited to a participant’s account. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. DEFERRED COMPENSATION PLAN II
(Name of Plan)

BY:	Governance and Compensation Committee of the Airgas, Inc. Board of Directors as Plan Administrator

/s/ Richard C. Ill Richard C. Ill

/s/ David M. Stout David M. Stout

/s/ Lee M. Thomas Lee M. Thomas
DATED: March 31, 2009

EXHIBIT INDEX
Exhibit
23	Consent of Independent Registered Public Accounting Firm